SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 12b-25

Commission File Number 002-23478

NOTIFICATION OF LATE FILING

(Check One):              ☒     Form 10-K               ☐     Form 20-F               ☐     Form 11-K               ☐     Form 10-Q

     ☐     Form 10-D               ☐     Form N-SA               ☐     Form N-CSR

For Period Ended: December 31, 2006

☐	Transition Report on Form 10-K	☐	Transition Report on Form 10-Q
☐	Transition Report on Form 20-F	☐	Transition Report on Form N-SAR
☐	Transition Report on Form 11-K

For the Transition Period Ended:___________________________________________________________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I
REGISTRANT INFORMATION

Full name of registrant  TURBOCHEF TECHNOLOGIES, INC.

Former name if applicable N/A

Address of principal executive office (Street and number) SIX CONCOURSE PARKWAY, SUITE 1900

City, state and zip code ATLANTA, GEORGIA 30328

PART II

RULE 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed (Check box if appropriate.)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III
NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

As disclosed in TurboChef Technologies Inc.’s (“TurboChef”) Current Report on Form 8-K filed with the Securities and Exchange Commission on March 2, 2007, TurboChef has received a letter from the Securities and Exchange Commission regarding an inquiry of the Company's stock option grants for the period from January 1, 1997 through the present. The Company intends to cooperate fully with the Commission staff and respond to the staff's request for information. As part of this process, the Company's management, under the oversight of the Audit Committee of the Board of Directors, and with assistance of outside counsel and forensic accounting experts is conducting a comprehensive review of the historical stock option grant practices. TurboChef is working diligently to complete the review of option grants and practices in a timely manner. TurboChef will not be in a position to file its Annual Report on Form 10-K for the year ended December 31, 2006 until after completion of the review.

PART IV
OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Dennis J. Stockwell	(678)	987-1700
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify reports.

     ☒     Yes     ☐     No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?*

     ☐     Yes     ☐     No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

* Because the review of its stock option grants and practices discussed in Part III above has not yet been completed, TurboChef has not checked either box in Part IV subsection 3. TurboChef does not currently know the extent of changes, if any, that may result from the review or whether any such changes would be deemed material and require TurboChef to restate previously issued financial statements for non-cash compensation charges attributable to options granted and vesting during the 10 years under review. Because all of its outstanding options were vested as of December 31, 2005, TurboChef believes that the outcome of the review would not impact preliminary earnings announced by the Company on March 8, 2007.

TURBOCHEF TECHNOLOGIES, INC.
(Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date March 19, 2007	By /s/ James A. Cochran
James A. Cochran
Senior Vice President and Chief Financial Officer